Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

NOTICE OF ANNUAL GENERAL MEETING

to be held on Friday, May 31, 2024

(or any adjourned or postponed meeting(s) thereof)

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING (the “AGM”) of Li Auto Inc. (the “Company”) will be held at 10:00 a.m., Beijing time, on May 31, 2024 at 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing, the PRC for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated April 24, 2024):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the reports of the Directors and independent auditor thereon.

2.	To re-elect Mr. Xing Wang as a non-executive Director.

3.	To re-elect Mr. Zhenyu Jiang as an independent non-executive Director.

4.	To authorize the Board to fix the remuneration of the Directors of the Company.

5.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with Class A Ordinary Shares (including any sale and transfer of Class A Ordinary Shares out of treasury that are held as treasury Shares) (which shall have the meaning ascribed to it under the Rules Governing the Listing of Securities on The Stock Exchange of the Hong Kong Limited coming into effect on June 11, 2024) or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury Shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2019 Plan and the 2020 Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class A Ordinary Shares out of treasury and are held as treasury Shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting,

shall not exceed 20% of the total number of issued Shares (excluding any treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.”

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

6.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury Shares) of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly”; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

7.	“THAT conditional upon the passing of resolutions set out in items 5 and 6 of this notice, the general mandate referred to in the resolution set out in item 5 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued and (ii) any Class A Ordinary Shares out of the treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 6 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).”

8.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024.

SHARE RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on April 26, 2024, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on April 26, 2024, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

For the avoidance of doubt, holders of treasury shares of the Company (if any) have no voting rights at the general meeting(s) of the Company.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at http://ir.lixiang.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or submit your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on May 29, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on May 21, 2024 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By Order of the Board of Directors,
Li Auto Inc.

/s/ Xiang Li
Xiang Li
Chairman of the Board

Head Office:	Registered Office:
Li Auto R&D Headquarters	PO Box 309, Ugland House
11 Wenliang Street	Grand Cayman KY1-1104
Shunyi District, Beijing, 101399	Cayman Islands
People’s Republic of China

April 24, 2024

As of the date of this notice, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.